CORRESP 1 filename1.htm
December 17, 2014

VIA EDGAR AND FEDERAL EXPRESS

Andrew Mew, Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Avis Budget Group, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed February 21, 2014
File No. 001-10308

Dear Mr. Mew:

This communication is in response to the Staff’s comment letter dated December 4, 2014. For your convenience, we have included in italics the Staff’s comments as set forth in its letter and the Company’s response to each comment immediately below such comment.

1.
Revenue Recognition, page F-10 Given your acquisition of Zipcar during 2013 and a portion of Zipcar’s revenues being derived from membership fees, please revise your revenue recognition policy to disclose how you recognize membership fees, the period over which such revenue is recognized and how you account for any deferred revenue and the classification of such on your balance sheet.

RESPONSE:

Our Zipcar business derives a portion of its revenue from annual membership fees. Membership fees accounted for approximately $30 million (less than 0.4%) of our revenue in 2013. As we deemed this amount to be immaterial, we did not disclose the revenue recognition policy for membership fees; however, in light of the Staff’s comment, we intend to include the following disclosure in our accounting policy on revenue recognition beginning with our 2014 annual report on Form 10-K:

“Membership fees related to our car sharing business are generally nonrefundable, are deferred and recognized ratably over the period of membership and are included in Accounts payable and other current liabilities in our Consolidated Balance Sheet.”

2.
Commitments and Contingencies, page F-30 We note your disclosure that the company is also involved in claims, legal proceedings and governmental inquiries related, among other things, to its vehicle rental operations, including, among others, contract and licensee disputes, wage-and-hour claims, competition matters, employment matters, insurance claims, intellectual property claims and other regulatory, environmental, commercial and tax matters. Also, litigation is inherently unpredictable and, although the company believes that its accruals are adequate and/or that it has valid defenses in these matters, unfavorable resolutions could occur, which could materially impact the company’s financial position, results of operations or cash flows. In accordance with ASC 450-20-50-3 and 4, please revise to disclose the nature of any contingencies in which there is at least a reasonable possibility that a loss or additional loss may have been incurred, and an accrual is not made or an exposure to loss exists in excess of the accrual. Your disclosure should include both the nature of the contingency and an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.

RESPONSE:

We acknowledge the Staff’s comments and note that members of our financial team consult with our legal counsel on a quarterly basis in order to evaluate the status of each legal matter in determining the probability of the incurrence of a loss and whether a loss is reasonably possible and estimable, along with evaluating the quarterly disclosures regarding such matters for compliance with ASC 450-20-50. We consider the facts and applicable laws in order to make this determination on a case-by-case basis and include in our quarterly and annual filings disclosure of the types of contingencies we encounter. In determining whether it is possible to provide an estimate of loss, or range of possible loss, the Company reviews and evaluates relevant factual and legal developments. If the Company determines an unfavorable outcome is not probable or reasonably estimable, the Company does not accrue for a potential loss.

The Company advises that based on information available at the time it filed its Form 10-K for the year ended December 31, 2013, the aggregate amount of reasonably possible losses and additional losses in excess of accrued liabilities was estimated to be up to approximately $15 million and represented various contingencies which are in different stages of discovery. As we deemed this immaterial in relation to the Company’s financial position, results of operations and cash flows, we did not include disclosures around the aggregate amount of reasonably possible losses and additional losses in excess of accrued liabilities. We acknowledged in our disclosures that unfavorable resolutions could occur, which could materially impact the Company’s financial position, results of operations or cash flows. These contingencies were deemed to be remote at December 31, 2013. If we become subject to material contingencies due to claims, legal proceedings or governmental inquiries in the future, we will expand our related disclosures in accordance with the requirements of ASC 450.

Further, in light of the Staff’s comments, beginning with our 2014 annual report on Form 10-K, we will explicitly state that the amount of reasonably possible loss or range of loss is immaterial, provide an estimate of the loss or range of loss, or disclose that an estimate cannot be made, as appropriate.

* * *

On behalf of the Company, the undersigned acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (973) 496-7938 should you require further information or have any questions.

Very truly yours,

/s/ DAVID B. WYSHNER
David B. Wyshner
Senior Executive Vice President and Chief Financial Officer